Prospectus Supplement No. 2	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated March 19, 2021)	Registration No. 333-252569

Landsea Homes Corporation

41,301,645 Shares of Common Stock

5,500,000 Warrants to Purchase Common Stock

This prospectus supplement no. 2 is being filed to update and supplement information contained in the prospectus dated March 19, 2021 (the “Prospectus”) related to: (1) the issuance by us of up to 7,052,500 shares of our common stock, par value $0.0001 per share (“Common Stock”) that may be issued upon exercise of warrants to purchase Common Stock at an exercise price of $11.50 per share of Common Stock, including the public warrants and the Private Placement Warrants (as defined in the Prospectus); and (2) the offer and sale, from time to time, by the Selling Holders (as defined in the Prospectus) identified in the Prospectus, or their permitted transferees, of (i) up to 41,301,645 shares of Common Stock and (ii) up to 5,500,000 Private Placement Warrants, with the information contained in this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and any prior amendments or supplements thereto and if there is any inconsistency between the information therein and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and warrants are traded on the Nasdaq Global Market under the symbols “LSEA” and “LSEAW,” respectively. On May 7, 2021, the closing price of our Common Stock was $9.51 per share and the closing price of our warrants was $0.24 per warrant.

Investing in our securities involves risks. See “Risk Factors” beginning on page 16 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 10, 2021.

Recent Developments

Executive Cash Incentive Plan

On April 19, 2021, the Board of Directors (the “Board”) of Landsea Homes Corporation, a Delaware corporation (the “Company”), adopted the Landsea Homes Corporation Executive Cash Incentive Plan (the “Plan”) which is intended to provide a link between the compensation of participants and Company performance, to motivate participants to achieve individual and corporate performance goals and objectives and to enable the Company to attract and retain high quality executives. The Plan provides a framework for the grant of cash incentive awards to the Company’s executive officers and other employees as may be determined by the Compensation Committee of the Board (the “Committee”), who will serve as the administrator of the Plan.

Under the Plan, the Committee will establish performance goals and/or objectives at the beginning of the applicable performance year, will determine the target bonus award for each participant in the Plan for such year, and make determinations of the final bonus amounts payable to participants based on achievement of the performance goals and/or objectives for such year. Payment of bonuses earned under the Plan will generally require continued employment by the participant through the date of payment. All bonuses granted under the Plan will be subject to any clawback or recoupment policy adopted by the Company.

The foregoing description of the Plan is not complete and is qualified in its entirety by reference to the full text of the Plan, which is attached as Exhibit 10.1 to the Current Report on Form 8-K filed on April 21, 2021 and incorporated herein by reference.

Vintage Estate Homes Acquisition

On April 27, 2021, the Company, and its wholly owned subsidiary, Landsea Homes US Corporation, a Delaware corporation (“Buyer”), entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) with Mercedes Premier Homes, LLC (also known as Vintage Estate Homes, LLC, “Vintage Estate Homes”), a Florida limited liability company, and the certain other individual selling parties thereto, pursuant to which Buyer agreed to acquire (the “Acquisition”) all the membership interests of Vintage Estate Homes, a Florida- and Texas-based home builder for an aggregate cash purchase price of $54.6 million, subject to certain adjustments as further described in the Purchase Agreement. The Purchase Agreement contains customary representations, warranties and covenants of the parties, and customary indemnification provisions, including an indemnification holdback for the benefit of Buyer and the Company. The closing of the Acquisition was subject to customary closing conditions.

On May 4, 2021, the Company and the Buyer completed the Acquisition of Vintage Estate Homes.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 10.1 to the Current Report on Form 8-K filed on April 27, 2021 and incorporated herein by reference. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Purchase Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate.